SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of September 2008
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F     ☑            Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes     ☐            No     ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes     ☐            No     ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes     ☐            No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Signing of Stock Purchase Agreement to Acquire DTN
     On September 15, 2008, Telvent Export, S.L. (“Telvent Export”), a wholly-owned Spanish subsidiary of Telvent GIT, S.A. (the “Company”), entered into a Stock Purchase Agreement (the “SPA”) with DTN Holding Company, Inc., a Delaware corporation (“DTN”), the stockholders of DTN (the “Sellers”) and GSC Recovery IIA, L.P., as Sellers’ Representative, pursuant to which Telvent Export will acquire all of the issued and outstanding shares of the capital stock of DTN (the “Acquisition”). The Acquisition is expected to be consummated in the fourth quarter of 2008.
     DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment.
     Under the SPA, the purchase price to be paid by Telvent Export for 100% of the shares of capital stock of DTN is an amount equal to $445,000,000 less the amount of DTN’s existing indebtedness for borrowed money (approximately $223,000,000), plus the cash held by DTN and its subsidiaries on the closing date (the “Equity Value”). The Equity Value will be paid in two payments: (i) a cash payment on the closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”).
     A portion of the price payable to the Employee Stockholders will be deferred and paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90 day LIBOR as of the Closing Date adjusted as of the last day of each calendar year, but not less than 4% per annum.
     In addition to the purchase price, the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on DTN and its subsidiaries achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011. If the ratio of actual cumulative EBITDA 2009-2011 to the target EBITDA is less than 0.90, no premium or earn out payment will be paid over the deferred purchase payment to Employee Stockholders under the SPA.
     The cash consideration is subject to (i) an escrow to secure the indemnification obligations of the Sellers (discussed below) and (ii) a working capital purchase price adjustment. DTN’s existing indebtedness for borrowed money shall not be repaid in connection with the closing of the Acquisition and DTN shall continue to be obligated to repay such amounts outstanding when due.
     At the closing, Telvent Export will deposit a standby letter of credit into escrow in an amount equal to ten percent (10%) of the cash consideration received by Sellers that are not designated as Employee Stockholders under the SPA, such standby letter of credit to secure any post-closing adjustment in the purchase price in Telvent Export’s favor and to secure the indemnification obligations of such Sellers.
     At the closing, Telvent Export will also deposit a standby letter of credit into escrow in an amount equal to the aggregate amount of proceeds deferred by all deferring Employee Stockholders. Such letter of credit shall secure Telvent Export’s obligation to pay, subject to certain adjustments, such deferred amounts and interest to the applicable Employee Stockholders on December 31, 2011.
     The SPA requires Telvent Export to pay to DTN $13,350,000, as a reverse break-up fee that limits Telvent Export’s liability, in case DTN terminates the SPA as a result of (i) a material breach of the SPA by Telvent Export or (ii) if the parties are unable to close the Acquisition by December 1, 2008, as that date may be extended, in each case if DTN and the Sellers have not materially breached their obligations under the SPA and if Telvent Export’s closing conditions have been satisfied.
     Additionally, the Company agreed to guaranty the indemnification obligations of Telvent Export under the SPA, including, without limitation, payment of the reverse break-up fee.
     The SPA contains customary representations, warranties and covenants made by Telvent Export, on the one hand, and DTN and the Sellers, on the other hand, for a transaction of this type. The covenants include an agreement to carry on the business of DTN in the ordinary course of business until the closing date of the Acquisition and to not engage in certain types of transactions between the date the SPA was signed and the closing date of the Acquisition.
     The closing of the Acquisition is subject to certain customary closing conditions, the expiration of any applicable waiting periods under competition laws, including, without limitation, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     Telvent is financing the Acquisition partially through the proceeds of the Private Placement (described below), partially through the proceeds of the Spanish Loan (described below) the balance from the Company’s own resources and proceeds of its IPO.
     The Company intends to furnish a copy of the SPA with its third quarter financial results on Form 6-K.
Private Placement of the Company’s Ordinary Shares
     On September 11, 2008, the Company entered into purchase agreements (collectively, the “Purchase Agreements”) with certain of its existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A., (collectively, the “Investors”), pursuant to which the Investors agreed to purchase, in a private placement transaction, an aggregate of 4,847,059 ordinary shares of the Company (the “Shares”), nominal value € 3.00505 per share, at a negotiated price per Share of $21.25 (the “Private Placement”) for aggregate consideration of approximately $103 million. The Company anticipates that the Private Placement will close simultaneously with the Acquisition. The Company intends to use the net proceeds from the Private Placement to fund a portion of the cash consideration required for the Acquisition. The closing of the Private Placement is subject to customary closing conditions, and (i) the closing of the Acquisition; (ii) shareholder approval of the issuance and sale of the Shares; and (iii) the valid waiver by the Company’s shareholders of their preemptive right to subscribe for the Shares in accordance with Spanish law.
     Banc of America Securities LLC and Canaccord Adams Inc. acted as placement agents for certain of the Investors in the Private Placement.
     The Shares to be sold in the Private Placement were offered to accredited investors in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and/or Rule 506 of Regulation D promulgated thereunder. The Shares have not been registered under the Securities Act of 1933, as amended, or any state securities laws and the securities may not be offered or sold absent registration or an applicable exemption from the registration under such laws.
     Contemporaneously with the execution of the Purchase Agreements, the Company also entered into registration rights agreements (collectively, the “Registration Rights Agreements”) that require the Company to file, within 90 days after the closing of the Private Placement, a resale registration statement in respect of the Shares for the benefit of the Investors.

     The Company intends to furnish copies of the Purchase Agreements and the Registration Rights Agreements with its third quarter financial results on Form 6-K.
     A copy of the presentation materials used in the Private Placement is furnished as Exhibit 15.
Spanish Loan
     On September 12, 2008, the Company, as borrower, entered into an unsecured loan agreement governed by Spanish law (the “Spanish Loan”) with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, as lenders, in the amount of EUR 57,500,000, divided into two different tranches: (i) Tranche A, in the amount of EUR 10,450,000, and (ii) Tranche B, in the amount of EUR 47,050,000.
     The Company may, subject to certain customary conditions precedent, drawdown the loans until January 31, 2009. Commitments with respect to any amounts undrawn as of that date will be cancelled. Tranche A will be due and payable in one installment on September 12, 2009. Tranche B will be due and payable in one installment of EUR 5,050,000 on September 12, 2009 and in annual installments of EUR 10,500,000 on September 12 of each year thereafter until fully repaid.
     The loans will bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.25%. However, beginning June 30, 2009, loans under Tranche B will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.50% to 2.25% depending on the Company’s Net Financial Debt/EBITDA ratio.
     The Spanish Loan includes customary provisions for transactions of this nature, including mandatory prepayment events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
     The Company intends to furnish a copy of the Spanish Loan with its third quarter financial results on Form 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

	By:	/s/ Manuel Sánchez

Name: Manuel Sánchez
Title: Chief Executive Officer
Date: September 15, 2008

Exhibit Index
The following exhibits has been furnished as part of this Form 6-K.

Exhibit	Description

15	Copy of the presentation materials used in the Private Placement.